

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 6, 2018

<u>Via E-mail</u>
Brian Farley
Chief Financial Officer
SPRiZZi Bev-Co., Inc.
897 Via Lata, Suite C
Colton, CA 92324

  Re: SPRiZZi Bev-Co., Inc.
    Amendment No. 2 to Offering Statement on Form 1-A
    Filed July 30, 2018
    File No. 024-10863

Dear Mr. Farley:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2018 letter.

<u>Preliminary Offering Circular Cover Page</u>

1. We reissue prior comment 1. We continue to note the disclosure regarding the duration of the offering. Given the open nature of the duration, it appears that the offering may extend beyond three years. Please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

<u>Subscription Agreement</u>

2. We partially reissue prior comment 4. We note that your subscription agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. Please also discuss the enforceability of this provision.

You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Jillian Sidoti
        Trowbridge Sidoti